

10030963

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43611

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/08 (MM/DD/YY) AND ENDING 10/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BRAVER, STERN SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

725 Fifth Avenue, 22nd Floor
(No. and Street)

New York, (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis Lupo (212) 319-9110
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York (City) NY (State) 10036 (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 06 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

A/5 4/28

OATH OR AFFIRMATION

I, Francis Lupo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Braver, Stern Securities Corporation, as of October 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Francis Lupo
Signature

CFO
Title

Cynthia Giannatasio
Notary Public
CYNTHIA GIANNATASIO
Notary Public, State of New York
No. 01GI6062799
Qualified in New York County
Commission Expires Aug. 20, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Braver, Stern Securities Corp.

Report Pursuant to Rule 17a-5(d)

October 31, 2009

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Braver, Stern Securities Corp.
New York, New York

We have audited the accompanying statement of financial condition of Braver, Stern Securities Corp. (a wholly owned subsidiary of Braver, Stern Holdings, Inc.) (the "Company") as of October 31, 2009, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Braver, Stern Securities Corp. as of October 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

New York, New York
December 30, 2009

Braver, Stern Securities Corp.

Statement of Financial Condition
October 31, 2009

ASSETS	
Cash	$ 110,726
Due From Brokers (Note 4)	13,680,953
Securities Owned - at fair value (Note 3)	18,265,491
Clearing Deposit	1,000,000
Accrued Interest Receivable	336,307
Other Assets	1,452,469
Total assets	$ 34,845,946
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liability - accrued expenses and other liabilities	$ 7,752,392
Shareholder's Equity:	
Common stock - no par value; authorized, issued and outstanding 200 shares	10,000
Additional paid-in capital	11,104,750
Retained earnings	15,978,804
Total shareholder's equity	27,093,554
Total liabilities and shareholder's equity	$ 34,845,946

See Notes to Financial Statements.

Braver, Stern Securities Corp.

Statement of Income
Year Ended October 31, 2009

Revenue:	
Net gain from principal transactions in securities	$ 64,554,840
Commission income	680,004
Other income	1,573,185
Total revenue	66,808,029
Expenses:	
Employee compensation and commissions	41,088,480
Service charge (Note 9)	93,540
Communications	1,529,470
Floor brokerage, clearance and exchange fees	545,526
Professional fees	1,113,426
Other	2,029,889
Total expenses	46,400,331
Income before provision for income taxes	20,407,698
Provision for Income Taxes (Note 7)	1,845,454
Net income	$ 18,562,244

See Notes to Financial Statements.

Braver, Stern Securities Corp.

Statement of Changes in Shareholder's Equity
Year Ended October 31, 2009

	Total	Common Stock - No Par Value	Additional Paid-in Capital	Retained Earnings
Shareholder's equity, October 31, 2008	$ 8,103,133	$ 10,000	$ 4,704,750	$ 3,388,383
Capital contribution	6,400,000	-	6,400,000	-
Capital withdrawals	(5,971,823)	-	-	(5,971,823)
Net income	18,562,244	-	-	18,562,244
Shareholder's equity, October 31, 2009	$ 27,093,554	$ 10,000	$ 11,104,750	$ 15,978,804

See Notes to Financial Statements.

Braver, Stern Securities Corp.

Statement of Cash Flows
Year Ended October 31, 2009

Cash Flows From Operating Activities:	
Net income	$ 18,562,244
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	239,406
Increase in operating assets:	
Due from brokers	(9,296,354)
Securities owned - at fair value	(12,269,745)
Accrued interest receivable	(336,307)
Clearing deposit	(1,000,000)
Other assets	(1,209,398)
Increase in operating liabilities:	
Accrued expenses and other liabilities	5,290,071
Net cash used in operating activities	(20,083)
Cash Used in Investing activity - purchase of furniture, equipment and leasehold improvements	(400,492)
Cash Flows From Financing Activities:	
Capital contribution	6,400,000
Capital withdrawals	(5,971,823)
Net cash provided by financing activities	428,177
Net increase in cash	7,602
Cash:	
Beginning	103,124
Ending	$ 110,726
Supplemental Disclosure of Cash Flow Information:	
Cash paid during the year for income taxes	$ 1,142,475

See Notes to Financial Statements.

Note 1. Organization

Braver, Stern Securities Corp. (the "Company"), a wholly owned subsidiary of Braver, Stern Holdings Inc. (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA"). The Company conducts its business on a fully disclosed basis with other broker-dealers pursuant to clearing agreements.

Note 2. Significant Accounting Policies

Transactions in securities and the related revenue and expenses are recorded on a trade-date basis.

Unrealized gains and losses are included in net gain from principal transactions in securities on the statement of income.

Effective November 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157"), issued by the FASB. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under SFAS No. 157 as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments in Level 1 include listed equities and listed derivatives.

Level 2: An input other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value that is determined through the use of models or other valuation methodologies. Investments in this category generally include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs that are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Securities owned are valued at fair value based on quoted market prices. These securities are classified as Level 2 in the fair value hierarchy.

Note 2. Significant Accounting Policies (Continued)

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

Note 3. Fair Value Measurement

The following table presents the Company's fair value hierarchy for those assets at fair value as of October 31, 2009.

		Fair Value Measurements Using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mortgage-backed securities	$ 14,306,636	$ -	$ -	$ 14,306,636
Collateralized mortgage obligations	3,958,855	-	-	3,958,855
Securities owned, at fair value	$ 18,265,491	$ -	$ -	$ 18,265,491

Financial instruments classified as Level 3 in the fair value hierarchy represents the Company's investments in financial instruments in which management has used at least one significant unobservable input in the valuation model. The following table presents a reconciliation of activity for the Level 3 financial instruments. Subsequent to year-end, the Company has sold more than half of these positions.

Balance, November 1, 2008	$ -
Realized and unrealized gains (losses) on investments:	
Net change in unrealized appreciation on investments	95,269
Purchase of investment securities	18,170,222
Balance, October 31, 2009	$ 18,265,491

Note 4. Due From Brokers

The Company conducts business with two clearing brokers on behalf of its customers and for its own proprietary accounts. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing brokers pursuant to the clearance agreements.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker(s) to obtain additional collateral from the Company's customers. It is the policy of the clearing broker to value the short positions daily and to obtain additional deposits where deemed appropriate.

Note 5. Off-Balance-Sheet Risk and Credit Risk

In the normal course of business, securities transactions of customers are introduced to and cleared through a clearing broker. Pursuant to an agreement between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

The Company does not anticipate nonperformance by customers or its clearing brokers in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the clearing brokers and financial institutions with which it conducts business.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Note 6. Net Capital Requirement

As a registered broker-dealer and member organization of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The Company computes its net capital under the alternative method permitted by the Rule, which requires that the broker-dealer maintain minimum net capital of $250,000. At October 31, 2009, the Company had net capital, as defined, of $24,232,871, which exceeded the requirement by $23,982,871.

Note 7. Income Taxes

No provision for federal income taxes has been made as the Company has elected to be treated as an S Corporation for federal income tax purposes. As such, the Company is not liable for federal income tax payments. The Company files as a qualified Subchapter S subsidiary for state income tax purposes and files a consolidated return with the Parent for federal income tax purposes. The income tax allocated to the Company, by agreement with the Parent, may not exceed what the Company's tax would have been if the Company were not part of the Parent's income tax returns (separate return basis). The provision for income taxes consists of New York City income taxes, and New York State, California and Tennessee State income taxes.

Note 8. Pension Plan

The Company established an employee investment savings plan that qualifies under Sections 401(k) and 401(m) of the Internal Revenue Code (the "Code") covering eligible employees. At its discretion, the Company may contribute amounts ranging from 0% to 25% of employee contributions subject to the Code's limitation. The amount contributed by the Company for the year was $105,850.

Note 9. Related Party Transactions

Based on an agreement between Braver, Stern & Co., (a subsidiary of Braver, Stern Holdings, Inc.) and the Company, the Company was charged a service fee in the amount of $93,540 for general and administrative services provided.

Note 10. Commitments

During the year ended October 31, 2009, the Company entered into a lease for office space in New York. The lease contains a provision for escalating annual rentals and expires December 31, 2015. For the year ended October 31, 2009, rent expense was approximately $533,000 and is included in other on the statement of income.

Note 10. Commitments (Continued)

Future minimum lease payments are as follows:

Year ending October 31,	
2010	$ 716,184
2011	741,909
2012	777,924
2013	777,924
2014	803,662
Thereafter	979,643
	$ 4,797,246

Note 11. Recently Issued Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (the "FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the statement of financial condition, interest and penalties, accounting in interim periods, disclosure and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and, accordingly, will be required to adopt FIN 48 in its fiscal 2010 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under FASB Statement No. 5, *Accounting for Contingencies* ("SFAS No. 5"). SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and has not yet determined if the adoption of FIN 48 will have a material effect on its financial statements.

Note 12. Subsequent Events

The Company evaluates events occurring after the date of the financial statements to consider whether or not the impact of such events needs to be reflected or disclosed in the financial statements. Such evaluation is performed through the date the financial statement is issued, which was December 30, 2009.

Subsequently, the Company funded a secured loan to an unrelated third party amounting to $1.5 million which is due on demand.

Braver, Stern Securities Corp.

Supplementary Information

Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1
October 31, 2009

Credits - shareholder's equity	$ 27,093,554
Other Deductions	5,000
Debits - nonallowable other assets	1,452,469
Net capital before haircuts on security positions	25,636,085
Less Haircuts on Security Positions	1,403,214
Net capital	24,232,871
Minimum Net Capital Requirement Under Alternative Method	250,000
Excess net capital	$ 23,982,871

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-171a-5 Part IIA filing.